DGAP Voting Rights Announcement: AIXTRON SE
AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

24.02.2016 / 15:41
Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

AIXTRON SE Dornkaulstraße 2 52134 Herzogenrath Germany

2. Reason for notification

Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Name:	City and country of registered office:
UBS Group AG	Zurich Switzerland

4. Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached
17 Feb 2016

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	0.79%	5.10%	5.90%	112720355
Previous notification	0.96%	4.84%	5.80%	/

7. Notified details of the resulting situation
a. Voting rights attached to shares (Sec.s 21, 22 WpHG)

ISIN	absolute	in %
	direct (Sec. 21 WpHG)	indirect (Sec. 22 WpHG)	direct (Sec. 21 WpHG)	indirect (Sec. 22 WpHG)
DE000A0WMPJ6	0	895111	0%	0.79%
Total	895111	0.79%

b.1. Instruments according to Sec. 25 para. 1 No. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right to recall lent shares		at any time	968150	0.86%
Right to substitute shares delivered as collaterals		at any time	1490378	1.32%
Equity Options	from 18/03/2016 to 16/12/2016		238800	0.21%
		Total	2697328	2.39%

b.2. Instruments according to Sec. 25 para. 1 No. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Equity Swaps	from 6/6/2016 to 9/1/2019		Cash	3054022	2.71%
			Total	3054022	2.71%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)
UBS Group AG	%	%	%
UBS AG	%	%	5.42%
UBS Americas Holding LLC	%	%	%
UBS Americas Inc.	%	%	%
UBS Financial Services Inc.	%	%	%
UBS Group AG	%	%	%
UBS AG	%	%	5.42%
UBS Asset Management (Australia) Ltd	%	%	%
UBS Group AG	%	%	%
UBS AG	%	%	5.42%
UBS Asset Management Holding (No.2) Ltd	%	%	%
UBS Asset Management Holding Ltd	%	%	%
UBS Asset Management (UK) Ltd	%	%	%
UBS Group AG	%	%	%
UBS AG	%	%	5.42%
UBS Fund Management (Luxembourg) S.A.	%	%	%
UBS Group AG	%	%	%
UBS AG	%	%	5.42%
UBS Fund Management (Switzerland) AG	%	%	%
UBS Group AG	%	%	%
UBS AG	%	%	5.42%
USB Switzerland AG	%	%	%

9. In case of proxy voting according to Sec. 22 para. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

24.02.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Media archive at www.dgap-medientreff.de and www.dgap.de

Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Internet:	www.aixtron.com
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